

Mail Stop 4720

March 18, 2016

William R. Mordan
General Counsel and Corporate Secretary
Shire plc
5 Riverwalk
Citywest Business Campus
Dublin 24
Republic of Ireland

> **Re:** **Shire plc**
> **Registration Statement on Form S-4**
> **Filed February 22, 2016**
> **File No. 333-209648**

Dear Mr. Mordan:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>There is no assurance that Shire and Baxalta will be able to obtain..., page 29</u>

1. We note as a condition to regulatory approval of the transactions contemplated by the merger agreement, various agencies may require divestitures or place restrictions on the conduct of the combined company's business. We also note that in connection with the merger, Shire secured an $18 billion credit facility which includes restrictive covenants that impact Shire's operational flexibility. In this regard, please discuss the risks associated with Shire's restrictive covenants as they relate to its ability to obtain regulatory approval.

The merger could result in significant liability to Shire and Baxalta..., page 34

2.   We note your disclosure that Baxalta has agreed to indemnify, and Shire agreed to guarantee the indemnity to, Baxter International against liabilities in the event that the spin-off of Baxalta from Baxter in July 2015 is deemed to be taxable as a result of this merger. To the extent practicable, please revise to quantify the risk to the combined company or tell us why you do not believe it is required to be disclosed.

3.   Please expand the disclosure to describe any risks resulting from the fact that Baxalta did not previously and will not seek at the time of the merger an opinion of counsel as to the impact of the merger on the tax treatment of its spin-off from Baxter, or tell us why such risk factor disclosure is not required.

Background of the Merger, page 146

4.   We note your disclosure that on July 2, 2015, Dr. Ornskov did not speak with Dr. Hantson "at that time." We also note that on July 2, 2015, Baxalta contacted its legal advisors and specifically Goldman Sachs as its financial advisor because of its "substantial experience in transactions similar to the proposed transaction." To the extent that Dr. Ornskov proposed a structure or terms of a particular transaction, please expand your disclosure to describe that information.

5.   Please describe in greater detail the discussions on July 4, 2015 and the meeting on July 10, 2015 to provide stockholders with an understanding of how, when, and why the terms of the proposed transaction evolved. In this regard, we note several communications between representatives of Baxalta and Shire between July 4 and July 9 including communications relating to tax considerations with any potential transaction.

6.   In your description of the various board meetings and wherever else applicable in this section, please describe briefly the long-range plan, whether alternative transaction(s) were considered, if any, and the reason(s) why the board determined that the consideration undervalued Baxalta. In this regard, describe the factors the Board considered at its July 27, 2015 in determining the initial proposal was "highly conditional and significantly undervalued Baxalta." To the extent potential legal and tax effects of the Baxter agreements were discussed, please discuss the nature of those considerations.

7.   We note your reference to "clarification" and "certain aspects" regarding the second proposal. Please expand your discussion to further explain these communications.

8.   Please expand your disclosure of the meeting on September 29, 2015, regarding the "certain tax considerations" relating to the distribution and the inclusion of cash in the merger consideration for a potential transaction to discuss how these considerations impacted the evolution of the terms of the transaction.

9.   Please expand your disclosure to discuss the implications of Baxter's retained ownership referred to in your meeting on November 3, 2015.

10.   Please revise your disclosure to include a discussion of the substance of the November 23, 2015 meeting.

11.   We refer to your December 1, 2015 and December 8, 2015 meetings. We note your reference to "certain considerations" and a "value in the high $40s per outstanding share," respectively. Please expand your disclosure to describe more specifically the certain considerations, and explain how the Board determined a value in the high $40s.

12.   Please describe briefly the letter agreement presented on December 14, 2015. In addition, here or in the appropriate section of your document, please describe any considerations made by Baxalta to obtain its own tax opinion or the support of the obtainment of an IRS ruling that the Baxter Transactions would not be considered taxable transactions to Baxter.

Opinions of Baxalta's Financial Advisors, page 162

13.   Please provide us with copies of the materials that Citigroup Global Markets Inc. and Goldman Sachs & Co. prepared in connection with their fairness opinions or otherwise provided to each board of directors in connection with this transaction, including, among other things, any "board books," drafts of fairness opinions provided to the boards, and summaries of all oral presentations made to the boards. We may have additional comments after we review those materials.

Baxalta Financial Analyses, page 166

14.   In your discussion of the selected public companies analysis and the selected precedent transactions analysis, please revise to state the criteria that were used to select the companies and transactions selected. Please also state if there were any companies and/or transactions that fit your selection criteria but were excluded from these analyses, and the reason for the exclusions.

Shire and Pro Forma Combined Company Financial Analyses, page 169

15.   In your discussion of the selected public companies analysis, please state if there were any companies that fit your selection criteria but were excluded from these analyses. Please explain the reason(s) for the exclusions.

Other Information, page 170

16.   We refer to the additional factors noted by Citi for informational purposes which include, among other things, an analysis of premiums paid in 14 selected precedent transactions

with transaction values of greater than $5.0 billion involving U.S. listed target companies in the life sciences industry. In this regard, we note the selected precedent transactions on page 168 considered 11 companies. Please expand your disclosure to discuss the precedent transactions in this section that differ from the 11 selected precedent transactions and explain why such transactions were not included in the selected precedent transactions.

Conditions to the Merger, page 224

17.   We refer to the stockholder approval conditions. Please describe the material resolutions contemplated by Section (a)(ii) and describe briefly the meaning and significance of a class 1 transaction.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 250

3. Estimate of Consideration Expected to be Transferred, page 255

18.   Please explain the specific factors underlying your conclusion that the impact of unvested Baxalta equity awards and vested but unexercised Baxalta equity awards on the estimated purchase consideration and the pro forma income statement could not be reasonably estimated. Revise your pro forma presentation accordingly.

19.   Please explain to us your basis for determining a 32-year useful life for the currently marketed products rights intangible assets. In your response, tell us the estimated fair value of each such intangible asset acquired, as well as the useful life you assign to each and explain why the assigned life is reasonable. In addition, please tell us why it is appropriate to use straight line amortization, given the likely impact of future competition from branded and generic drug products over this period.

4. Pro Forma Adjustments, page 259

(a) Inventory, page 259

20.   Please revise your pro forma statement of income to include the unwinding of your fair value inventory step-up, as required by Items 11-02(b)(5) and (b)(6) of Regulation S-X. Although you indicate that you exclude this adjustment from your pro forma statements of income because it has no continuing impact, it does have a continuing impact beyond the transaction date, as this fair value adjustment relates to each item in the acquired inventory and its unwinding recurs as each unit is sold.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336, Mary Beth Breslin at (202) 551-3625, or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Christopher Comeau, Esq., Ropes & Gray LLP